

Mail Stop 7010

September 11, 2008

Mr. Douglas Kanter
Acting Chief Financial Officer
Whitemark Homes, Inc.
677 North Washington Blvd.
Sarasota, Florida 34236

> **Re:** **Whitemark Homes, Inc.**
> **Form 10-KSB for the Year Ended December 31, 2007**
> **Form 10-KSB/A Filed on September 9, 2008**
> **File No. 0-8301**

Dear Mr. Kanter:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Bret Johnson, Staff Accountant, at (202) 551-3753 or, in his absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief